FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |_____________________|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

---------------------------------------------------------------------------
1.  Name and Address of Reporting Person

         Bank One Corporation
  -------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

         One Bank One Plaza
  -------------------------------------------------------------------------
                                  (Street)

         Chicago                    IL                          60670
  -------------------------------------------------------------------------
       (City)                      (State)                      (Zip)
---------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol
                  Video Network Communications, Inc. - VNWC.OB
---------------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

---------------------------------------------------------------------------
4.  Statement for Month/Year
                                            July 2002
---------------------------------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)

---------------------------------------------------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [X ] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)

     -----------------------------------------
---------------------------------------------------------------------------
7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [  ] Form filed by One Reporting Person
    [X ] Form filed by More than One Reporting Person

---------------------------------------------------------------------------

===========================================================================
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
---------------------------------------------------------------------------
1.  Title of Security (Instr. 3)
         Common stock, par value $0.01 per share
---------------------------------------------------------------------------
2.  Transaction Date (Month/Day/Year)
         7/08/02
---------------------------------------------------------------------------
3.  Transaction Code (Instr. 8)
         X
---------------------------------------------------------------------------
4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:
                  Amount:8,202,863          Acquired (A)      Price: (1)
---------------------------------------------------------------------------
5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
                  (2)
---------------------------------------------------------------------------
6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
                  (2)
---------------------------------------------------------------------------
7.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  (2)
---------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of 5

===========================================================================
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
---------------------------------------------------------------------------
1.  Title of Derivative Security (Instr. 3)
                  Warrant (right to buy)
---------------------------------------------------------------------------
2.  Conversion or Exercise Price of Derivative Security
                  $0.60(1)
---------------------------------------------------------------------------
3.  Transaction Date (Month/Day/Year)
                  07/08/02
---------------------------------------------------------------------------
4.  Transaction Code (Instr. 8)
                  X
---------------------------------------------------------------------------
5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

                  Disposed (D)
                  Amount: 8,202,863
---------------------------------------------------------------------------
6.  Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable: 5/16/02
                  Expiration Date: 5/16/12
---------------------------------------------------------------------------
7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Common stock
                  Amount: 8,202,863
---------------------------------------------------------------------------
8.  Price of Derivative Securities (Instr. 5)
---------------------------------------------------------------------------
9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
                  (3)
---------------------------------------------------------------------------
10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)
                  (3)
---------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)
                  (3)
---------------------------------------------------------------------------

EXPLANATION OF RESPONSES:

See attached pages.





           See attached pages                          08/12/02
  ------------------------------------            --------------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

_____________________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.


                                  Page 2 of 5
===========================================================================


Item 1:           Bank One Corporation
                  One Bank One Plaza
                  Chicago, IL 60670
Item 2:           Video Network Communications, Inc.
Item 4:           July 2002

This statement is being filed jointly by each of the following: (i) Moneyline Networks, LLC ("Moneyline Networks"), (ii) Moneyline Telerate Holdings ("Moneyline"), (iii) Bank One Investment Corporation ("BOIC"), (iv) Banc One Capital Corporation ("BOCC"), (v) Banc One Financial Corporation ("BOFC"), and
(vi) Bank One Corporation ("Bank One"). The principal business address of BOIC, BOCC, BOFC and Bank One is One Bank One Plaza, Chicago, IL 60670. The principal business address of Moneyline and Moneyline Networks is 233 Broadway, New York, NY 10279.

Explanation of Responses:

(1) Pursuant to the terms of a Warrant Agreement, dated May 16, 2002, by and among Moneyline Networks and Video Network Communications, Inc. (the "Company"), Moneyline Networks elected to exercise its right under the warrants to purchase 11,150,000 shares of the Company's common stock, par value $0.01 per share(the "Common Stock"), on a cashless basis. The number of shares of Common Stock received by Moneyline Networks upon this exercise (8,202,863) was determined by dividing the "Value" of the Warrant by the last reported sale price of the Common Stock as reported on the OTC Bulletin Board on July 9, 2002 (which was $2.27). As used in this paragraph (1), "Value" means the difference between (i) the stated exercise price of the Warrant multiplied by the total number of shares of Common Stock underlying the portion of the Warrant being converted, and (ii) the last reported sale price of the Common Stock as reported on the OTC Bulletin Board multiplied by the total number of shares of Common Stock underlying the portion of the Warrant being converted.

(2) As of July 31, 2002, Moneyline Networks may be deemed to own beneficially and directly 33,202,863 shares of Common Stock.

         As of July 31, 2002 Moneyline may be deemed to own beneficially and indirectly 33,202,863 shares of Common Stock by virtue of its ownership of all of the outstanding membership interests of Moneyline Networks. Moneyline disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, BOIC may be deemed to own beneficially and indirectly 33,202,863 shares of Common Stock by virtue of its ownership of its majority ownership interest in Moneyline. BOIC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, BOCC may be deemed to own beneficially and indirectly 33,202,863 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOIC. BOCC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, BOFC may be deemed to own beneficially and indirectly 33,202,863 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOCC. BOFC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, Bank One may be deemed to own beneficially and indirectly 33,202,863 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding common stock of BOFC. Bank One disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(3) As of July 31, 2002, Moneyline Networks may be deemed to own beneficially and directly warrants to purchase 100,000 shares of Common Stock.

         As of July 31, 2002, Moneyline may be deemed to own beneficially and indirectly warrants to purchase 100,000 shares of Common Stock by virtue of all of the outstanding membership interests of Moneyline Networks. Moneyline disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, BOIC may be deemed to own beneficially and indirectly warrants to purchase 100,000 shares of Common Stock by virtue of its ownership of its majority ownership interest in Moneyline. BOIC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, BOCC may be deemed to own beneficially and indirectly warrants to purchase 100,000 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOIC. BOCC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, BOFC may be deemed to own beneficially and indirectly warrants to purchase 100,000 shares of Common Stock by virtue of its ownership of its ownership of all of the outstanding capital stock of BOCC. BOFC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

         As of July 31, 2002, Bank One may be deemed to own beneficially and indirectly warrants to purchase 100,000 shares of Common Stock by virtue of its ownership of all of the outstanding capital stock of BOFC. Bank One disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.


                          [signature page follows]

Item 1:           Bank One Corporation
                  One Bank One Plaza
                  Chicago, IL 60670
Item 2:           Video Network Communications, Inc.
Item 4:           July 2002

                                          SIGNATURES:

                                          BANK ONE CORPORATION

                                          By: /s/ Daniel P. Cooney
                                              -------------------------
                                          Name:  Daniel P. Cooney
                                          Title: Vice President

                                          BANC ONE FINANCIAL CORPORATION

                                          By: /s/ Michael Lipsitz
                                              --------------------------
                                          Name:  Michael Lipsitz
                                          Title: Secretary

                                          BANK ONE CAPITAL CORPORATION

                                          By: /s/ Richard M. Cashin, Jr.
                                              -----------------------------
                                          Name:  Richard M. Cashin, Jr.
                                          Title: President

                                          BANC ONE INVESTMENT CORPORATION

                                          By:  /s/ Richard M. Cashin, Jr.
                                               ---------------------------
                                          Name:   Richard M. Cashin, Jr.
                                          Title:  President

                                          MONEYLINE TELERATE HOLDINGS

                                          By:  /s/ Alexander Russo
                                               ------------------------------
                                          Name:  Alexander Russo
                                          Title: Executive Vice President,
                                                 Business Development &
                                                 General Counsel

                                          MONEYLINE NETWORKS, LLC

                                          By: /s/ Alexander Russo
                                              ------------------------------
                                          Name:  Alexander Russo
                                          Title: Executive Vice President,
                                                 Business Development &
                                                 General Counsel